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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

To the Compensation Committee of the
Board of Directors of
Encompass Services Corporation:

   We consent to the incorporation by reference in the Registration Statement on Form S-8 of Encompass Services Corporation (filed under Securities and Exchange Commission File No. 333-35418) of our report dated June 26, 2001, relating to the statement of net assets available for plan benefits of the Building One Employee Savings 401(k) Plan as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the period April 1, 2000 to December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of the Building One Employee Savings 401(k) Plan.

s/ KPMG LLP
Houston, Texas

June 29, 2001